10379818	ITT Inc. 100 Washington Blvd. 6th Floor Stamford, CT 06902 tel 914.641.2000 fax 203.324.1150

January 29, 2024
Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
ATTN: Megan Akst and Melissa Kindelan

    Re:     ITT Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Response dated January 12, 2024
Form 8-K Furnished November 2, 2023
File No. 001-05672

Dear Ms. Akst and Ms. Kindelan:

ITT Inc. (the “Company”) hereby submits this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 22, 2024, with respect to the above referenced filings.

Set forth below is the heading and text of each Staff comment, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.We note your response to prior comment 1. As previously communicated, we continue to believe your non-GAAP measures of total segment operating income, total segment operating margin, total adjusted segment operating income and total adjusted segment operating income margin do not comply with Question 100.01 of the non-GAAP C&DIs. Therefore, as previously requested, please revise to remove these measures from any future Form 10-Q and Form 10-K filings, Form 8-K earnings releases, and earnings presentations on your website.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 29, 2024

Response

We acknowledge the Staff’s comment. In the future we will refrain from disclosing our total segment operating income, total segment operating margin, total adjusted segment operating income and total adjusted segment operating margin. We will continue to disclose our total segment operating income in the notes to our financial statements in accordance with the requirements of ASC 280-10-50-30b.
Key Performance Indicators and Non-GAAP Measures, page 40

2.Please revise the reconciliation of adjusted income from continuing operations to present each adjustment gross of tax with the total related tax effect as a separate adjustment, which is clearly explained. Refer to Question 102.11 of the non-GAAP C&DIs.

Response

We acknowledge the Staff’s comment. In future filings we will not present the net and associated tax impact for each adjustment and will instead present gross adjustments and include a single line item reflecting the cumulative tax impact of the adjustments made to arrive at adjusted income from continuing operations.

3.Please revise to include a reconciliation of adjusted EPS to GAAP earnings per share. Refer to Question 102.05 of the non-GAAP C&DIs.

Response

We acknowledge the Staff’s comment. In future filings we will adjust our presentation to include the per share impact of adjustments in order to provide a detailed reconciliation of adjusted EPS to GAAP earnings per share.

Form 8-K Furnished November 2, 2023
Exhibit 99.1, page 13

4.We note your schedule titled “Reported vs. Adjusted Income from Continuing Operations & Adjusted EPS” appears to include non-GAAP measures that are not appropriately identified, such as income from continuing operations before tax, income from continuing operations, etc. Please revise to identify each non-GAAP measure along with the appropriate disclosures required by Item 10(e)(1)(i) of Regulation S-K. Alternatively, revise to remove such lines from your reconciliation or revise the form of your reconciliation so as to not create unintended non-GAAP measures.
Response

We acknowledge the Staff’s comment. We will revise the form of reconciliations in future disclosures to remove metrics that are not otherwise disclosed as non-GAAP measures from our filings.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 29, 2024

* * * * *

If you have any questions or require any additional information, please call Tymour Okasha, Deputy General Counsel at (914) 641-2090 or me at (914) 641-2162.

Sincerely,

    /s/ Emmanuel Caprais
    Emmanuel Caprais
    Senior Vice President and Chief Financial Officer

cc:    Office of Technology, SEC Division of Corporation Finance
Matthew Franker, Covington & Burling LLP